Exhibit 99.1

Nano Dimension Receives Another Order from a Western Global Aerospace & Defense Contractor

The Customer Becomes the 9th Large Defense Company Served by Nano Dimension

Waltham, Mass., Dec. 15, 2022 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, announced today that it has received a purchase order from a large Western aerospace, defense and information technology company, for a DragonFly IV®, the leading Additive Manufacturing Electronics (AME) 3D-printer.

This customer is the 9th Western defense company to become a user of Nano Dimension’s advanced AM solutions. This is in addition to the Company’s defense governmental agency customers, i.e., national armies, intelligence, and security agencies. Nano Dimension cannot reveal the name of the company due to the sensitive nature of their work.

This customer, like many others, sees the DragonFly IV® as a critical means to advance innovation in a way that other technologies of electronics manufacturing cannot achieve.

The DragonFly IV® system and specialized materials serve cross-industry High-Performance-Electronic-Devices (Hi-PEDs®) fabrication needs by simultaneously depositing proprietary conductive and dielectric substances, while integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. The outcomes are Hi-PEDs® which are critical enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. In addition, these products enable iterative development, IP safety, fast time-to-market, and device performance gains.

Dale S. Baker, President of Nano Dimension-Americas and Head of Worldwide Sales & Marketing stated, “We are pleased to announce today that we have sold another DragonFly IV® system to one of the leading Western defense companies. This is another indication of confidence in the benefits which DragonFly IV® delivers, by enabling companies to dramatically reduce their time to develop prototype products in-house while maintaining control of their intellectual property. The case for investing in additively manufactured electronics continues to get stronger as customers appreciate the high return-on-investment based on the acceleration in innovation that yields quicker development and release of new products.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to disrupt electronics and mechanical manufacturing with an environmentally friendly & economically efficient electronics and precision additive manufacturing Industry 4.0 solution - transforming digital designs into functioning electronic and mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses reliance by the Western defense industry on DragonFly IV to advance innovation in a way that other technologies of electronics manufacturing cannot achieve, the ability of DragonFly IV system to enable companies to dramatically reduce time and efforts while maintaining control of their intellectual and the strengthening of investing in AME as customers appreciate the high return-on-investment based on the acceleration in innovation that yields quicker development and release of new products. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Laine Yonker, Investor Relations, Edison Group | lyonker@edisongroup.com